UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northeast Bancorp
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

663904209
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]Rule 13d-1(b)
[X]       Rule 13d-1(c)
[  ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		870,191
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
870,191
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,191
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		870,191
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
870,191
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,191
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13G

CUSIP No. 663904209

1	NAMES OF REPORTING PERSONS
Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		870,191
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
870,191
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,191
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G

CUSIP No. 663904209

Item 1(a)                      Name of Issuer.

Northeast Bancorp (“Issuer”)

Item 1(b)                      Address of Issuer’s Principal Executive Offices.

500 Canal Street, Lewiston, Maine 04240

Item 2(a)                      Name of Person Filing.

This Schedule 13G is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”),  a registered investment advisor, and Adam K. Peterson (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $1.00 per share of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the sole Manager of MCF. Mr. Peterson is the sole manager of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF.  TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.
Item 2(b)                      Address of Principal Business Office, or, if none, Residence.

The principal business address of each of the Reporting Persons is 15 East 5th Street, Suite 1601, Tulsa, Oklahoma 74103.

Item 2(c)                      Citizenship or Place of Organization.

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment advisor. Mr. Peterson is a U.S. citizen.

Item 2(d)                      Title of Class of Securities.

Common Stock, par value $1.00 per share

Item 2(e)                      CUSIP Number.

663904209

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

SCHEDULE 13G

CUSIP No. 663904209

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Note: The Magnolia Group, LLC is the only filer that is a registered investment advisor.

Item 4           Ownership.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

TMG and Mr. Peterson may each exercise sole voting and sole dispositive power over the all securities owned directly by MCF, including, without limitation, the Common Stock. Neither of TMG nor Mr. Peterson directly owns any shares of the Common Stock. Under Rule 13d-3 of the Exchange Act, TMG and Mr. Peterson may be deemed to beneficially own the shares of Common Stock directly owned by MCF.  TMG and Mr. Peterson disclaim beneficial ownership.

Item 5           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6           Ownership of More than Five Percent on Behalf of Another Person.

SCHEDULE 13G

CUSIP No. 663904209

Not applicable.

Item 7   Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8           Identification and Classification of Members of the Group.

Not applicable.

Item 9           Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 663904209

Item 10                      Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson

SCHEDULE 13G

CUSIP No. 663904209

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 13, 2015, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

SCHEDULE 13G

CUSIP No. 663904209

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree, as of December 31, 2014, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Northeast Bancorp, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: February 13, 2015.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson